PANAMA DREAMING INC.

Edificio Torre El Cangrejo

Segundo piso, Of. No2

Panama City, Panama 0823-03260

September 22, 2011

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                                                                                                            RE:      Panama Dreaming Inc.

                                                                                                                                                                       Registration Statement on Form S-1

                                                                                                                                                                       File No. 333-176312

                                                                                                                                                                       Filed on August 15, 2011

Dear Ms. Jacobs:

            In response to your letter dated September 9, 2011, please be advised as to the following:

General.

1.      The text has been revised to be consistent throughout. The requested revisions have been made.

Prospectus Cover Page.

2.      The prospectus cover page has been revised so that all of the required information is on one page. Additionally, the excessively detailed section has been revised to provide concise disclosure as requested.

3.      This section has been updated to properly reflect the amount of “Proceeds to Us” of the per-share-minimum and per-share-maximum values.

Our Business, page 6.

4.      Our website is not operational yet as we are only in the development phase of operations. We have only reserved a domain name and set up a splash page for now. Upon SEC effectiveness, we will develop out our website as described in the Business Section of the amended registration statement. Additionally, the amended S-1 has been revised to state the same throughout.

5.      The requested information has been added to page 6.

Risk Factors.

General.

6.      We will be registering our securities under section 12(g) of the Securities Exchange Act of 1934, as amended, on Form 8-A at the end of the fiscal year following SEC effectiveness.

7.      Your conclusion regarding the number of shareholders is erroneous.  It appears you have us confused with another company.  We have one shareholder.  See Item 15, Part II of the Form S-1 registration statement.  In any event, a risk factor would be inappropriate and materially misleading since we will be filing a registration statement on Form 8-A as described in response to comment No. 6.

We are solely dependent upon the funds to be raised in the future….. page 8.

8.      The requested information has been provided and the risk factor has been revised.

Dilution of the Price you Pay for Your Shares, page 13.

9.      The disclosure has been revised to highlight the two scenarios as outlined in the minimum and maximum share offerings throughout. The net tangible book value per share values have been added as requested.

10.  The section has been revised.

Business.

Government Regulation, page 25.

11.  The requested disclosure has been provided.

Certain Transactions, page 33.

12.  The shares were issued to our president, Mr. Miguel Miranda via a signed board of director’s minute executed on June 23, 2011. At that time, the company did not have its corporate bank account open and the funds for the shares were held by Mr. Miranda until July 14, 2011 when the account was opened. The financial statements reflect the receivable for the funds based off of the signed board minute that shows the stock was issued to Mr. Miranda according to Nevada law. The document has been revised to clearly state the aforementioned arrangement as requested.

Report of Independent Registered Public Accounting Firm, page F-1.

13.  The date was inadvertently left off the audit report when filed originally. The appropriate date has been added.

Item 16. Exhibits, page 44.

Exhibit 23.2 Consent of the Law Office of Conrad C. Lysiak, P.S.

14.    The consent has been revised.

Item 17. Undertakings, page 45

15.  Item 512(c) that relates to supplying underwriters with prospectuses has been removed as it was not applicable to our offering.

            Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

MIGUEL MIRANDA

Miguel Miranda, President and CEO